

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 20, 2008

Via U.S. Mail and Fax (208-343-1321)
Ms. Shannon M. Stith
Chief Financial Officer
PCS Edventures!.com, Inc.
345 Bobwhite Court, Suite 200
Boise, Idaho   83706

> **RE: PCS Edventures!.com, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2007**
> **Filed June 29, 2007 and amended August 17, 2007**
>
> **Form 10-Q for the quarter ended December 31, 2007**
> **File No. 0-49990**

Dear Ms. Stith:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

> Sincerely,
>
>
> Larry Spirgel
> Assistant Director